Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges in accordance with Israeli GAAP for the periods presented are as follows:

	Nine Months Ended	Year Ended December 31,
	September 30, 2005	2004	2003	2002	2001	2000
	(Unaudited)
	Dollars in thousands

Earnings (losses):

Losses before income taxes	(157,910)	(137,768)	(114,261)	(51,402)	(38,522)	(3,489)

Amortization of capitalized interest (a)	3,087	3,557	954	-	-	-

Interest capitalized (d)	-	-	(14,042)	(12,300)	(10,994)	-

	(154,823)	(134,211)	(127,349)	(63,702)	(49,516)	(3,489)

Fixed Charges :

Amortization of expenses related to indebtedness (b)	393	524	271	-	-	-

Interest expenses (c)	22,813	26,582	7,891	708	1,568	879

Interest capitalized (d)	-	-	14,042	12,300	10,994	-

Total Fixed Charges	23,206	27,106	22,204	13,008	12,562	879

Earnings (losses), as adjusted	(131,617)	(107,105)	(105,145)	(50,694)	(36,954)	(2,610)

Ratio of earnings to fixed charges	- (1)	- (2)	- (3)	- (4)	- (5)	- (6)

(1) Earnings as adjusted were inadequate to cover fixed charges by $154.8 million for the nine months ended September 30, 2005.

(2) Earnings as adjusted were inadequate to cover fixed charges by $134.2 million in 2004.

(3) Earnings as adjusted were inadequate to cover fixed charges by $127.3 million in 2003.

(4) Earnings as adjusted were inadequate to cover fixed charges by $63.7 million in 2002.

(5) Earnings as adjusted were inadequate to cover fixed charges by $49.5 million in 2001.

(6) Earnings as adjusted were inadequate to cover fixed charges by $3.5 million in 2000.

(a)	Includes amortization of deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.

(b)	Includes amortization of convertible debentures discount and deferred issuance expenses.

(c)	Includes, mainly, the effective interest of long-term loans based on their terms and the effect of hedge agreements with knock-out and knock-in features and interest expenses in relation to convertible debentures.

(d)	Includes, mainly, the effective capitalized interest of long-term loans based on their terms and the effect of hedge agreements with a knock-out feature, capitalized interest in relation to convertible debentures and deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.